UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

Number	:	Tel.13/LP 000/COP-M0000000/2026

Jakarta,	March 31, 2026

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4 Jakarta 10710

Re	:	Announcement of the Plan to Submit the Company’s Audited Annual Financial Report for Fiscal Year 2025

Dear Sir/Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 concerning Disclosure of The Information or Material Facts by The Issuer or Public Company, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Phone	:	(021) 5215109
E-mail Address	:	investor@telkom.co.id

1.	Information or Material Facts	Announcement of the Plan to Submit the Company’s Audited Annual Financial Report for Fiscal Year 2025.
2.	Date	March 31, 2026
3.	Description

Pursuant to the Article 14(a) of Financial Services Authority (OJK) Regulation No. 14 of 2022 regarding the Submission of Periodic Financial Reports by Issuers or Public Companies, it states that the deadline for the submission and announcement of periodic financial reports for issuers whose securities are listed on the Indonesia Stock Exchange and stock exchanges in other countries may follow the regulations of the Capital Market Authority in those other countries.

As a dual-listed company whose shares are also listed on a U.S. stock exchange, the Company will comply with the regulations set forth by the U.S. Securities and Exchange Commission (SEC), under which the deadline for submitting is no later than the end of the fourth month following the end of the fiscal year.

4.	The Impact of the Events

Company will submit its audited annual financial statements by the US SEC deadline no later than the end of April 2026; therefore, Company will not be able to submit its audited annual financial statements for the 2025 fiscal year on March 31, 2026.

5.	Others	-

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Jati Widagdo

Jati Widagdo

SVP Corporate Secretary